Exhibit 99.1

GasLog Partners LP Announces First Option Vessels Acquisition from GasLog Ltd. for $328 Million

Monaco – August 14, 2014 – GasLog Partners LP (NYSE: GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE: GLOG) (“GasLog” or “GasLog Ltd.”) announced today that they have entered into an agreement for the Partnership to purchase from GasLog, the sole member of the Partnership’s general partner and the Partnership’s majority unitholder, 100% of the shares in the entities that own and charter the Methane Jane Elizabeth and Methane Rita Andrea, modern liquefied natural gas (“LNG”) carriers built in 2006, each with a capacity of 145,000 cubic meters, for an aggregate purchase price of $328 million (the “Acquisition”). The Acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. The Partnership expects to finance the acquisition with a combination of equity and the assumption of the vessels’ existing credit facilities. In addition, the Partnership has entered into a commitment letter with Citibank for a new $450 million credit facility to refinance the current credit facilities of the vessels currently owned by the Partnership as well as the facilities for the two LNG carriers being acquired.

GasLog acquired the Methane Jane Elizabeth and Methane Rita Andrea from an affiliate of BG Group (“BG”) in April 2014. GasLog supervised the construction of each ship and has provided technical management for the ships since delivery. The vessels are currently operating under long-term time charters with BG with initial terms of 5.5 and 6 years, respectively (through October 2019 and April 2020). BG has the option to extend either or both of the charters for an additional period of either three or five years following the initial charter period.

The Acquisition is a significant milestone for GasLog Partners and GasLog Ltd. as it marks the first transaction carried out by the two entities since GasLog Partners’ initial public offering (“IPO”) in May 2014. The Partnership believes that the Acquisition is immediately accretive and consistent with its strategy to grow cash distributions for its unitholders through accretive dropdown and third-party acquisitions. The Partnership estimates that the vessels being acquired will annually generate $47.7 million of incremental contracted revenue over their initial charter terms, assuming full utilization, and $34.5 million of EBITDA(1). The Board of Directors of GasLog, Board of Directors of the Partnership (the “Board”) and the Conflicts Committee of the Board have approved the Acquisition.

Following the completion of the Acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between $0.05625 and $0.06250, an increase of approximately 15% above the existing minimum quarterly distribution and an annualized increase of between $0.225 and $0.250 per unit. When combined with the existing minimum quarterly cash distribution of $0.375, this proposed increase results in a cash distribution of between $0.43125 to $0.43750 per quarter. Any such increase would be conditioned upon, among other things, the closing of the Acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “I am very pleased to be announcing our first dropdown acquisition so soon after our successful IPO. The addition of these two vessels will significantly increase the size of GasLog Partners’ fleet from three to five ships, increasing the scale of the Partnership and diversifying our operations. This acquisition increases the average remaining contract term on our charters to approximately 5 years and adds $262 million of contracted revenue under the initial charter terms of 5.5 and 6 years, assuming full utilization. The remaining pipeline of eligible dropdown vessels at GasLog Ltd. and the potential for further third-party acquisitions provides a highly visible path to sustainable growth over several years. Having now agreed and announced our first dropdown acquisition with GasLog, we believe GasLog Partners is well positioned to execute our strategy and substantially grow cash distributions for our unitholders.”

Paul Wogan, Chief Executive Officer of GasLog Ltd., stated, “This first transaction between GasLog Ltd. and GasLog Partners is extremely significant. It validates the strategy we set out at the time of GasLog Partners’ IPO of recycling capital from the Partnership to continue growing the GasLog fleet and take advantage of what we believe will be attractive markets for LNG shipping. We believe there is significant value to GasLog and its shareholders through GasLog holding the limited partner units, the general partner and the incentive distribution rights in GasLog Partners. In particular, I am very pleased that, upon completion of this transaction, GasLog Partners’ cash distribution per unit is expected to meet or exceed the first incentive distribution right threshold.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

(1)	EBITDA, which represents earnings before interest income and expense, taxes, depreciation and amortization, is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA.

About GasLog

GasLog is an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. GasLog’s fleet consists of 22 wholly-owned LNG carriers, including 12 ships in operation and 10 LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further three LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership formed by GasLog Ltd. to own, operate and acquire liquefied natural gas (“LNG”) carriers with multi-year charters. The initial fleet of GasLog Partners LP consists of three LNG carriers, before giving effect to the proposed acquisition, each of which has a carrying capacity of 155,000 cbm and a multi-year charter.

Forward-Looking Statement

This press release contains “forward-looking statements.” The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog and GasLog Partners expect, project, believe or anticipate will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, cash available for distribution, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

For a discussion of some of the risks and important factors that could affect future results, see the discussion in the GasLog Partners’ registration statement on Form F-1 (File No. 333-195109) under the caption “Risk Factors.” We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog Partners LP
GasLog Ltd.
GasLog, Monaco
Simon Crowe, +377-9797-5115
CFO
or
Jamie Buckland, +377-9797-5118
Head of Investor Relations

EXHIBIT I

Non-GAAP Financial Measures

EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, depreciation and amortization and taxes. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance and ability to generate cash for debt service and capital expenditures, as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on interest rate swaps, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength and cash generating ability in assessing whether to continue to hold common units.

EBITDA has limitations as an analytical tool and should not be considered an alternative to profit/(loss), profit/(loss) from operations, cash flow (used in)/from operating activities or any other measure of operating performance or liquidity presented in accordance with IFRS. EBITDA excludes some, but not all, items that affect profit/(loss) and net cash from operating activities, and these measures may vary among other companies. Therefore, EBITDA may not be comparable to similarly titled measures of other companies.

Estimated EBITDA for the two LNG carriers we are purchasing for the first twelve months of operation is based on the following assumptions:

•	closing of the acquisition in the third quarter of 2014 and timely receipt of charter hire specified in the charter contracts;
•	utilization of 363 days per year and no drydocking;
•	vessel operating and supervision costs and charter commissions per current internal estimates; and
•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this prospectus, but if these assumptions prove to be incorrect, actual EBITDA for the vessels could differ materially from our estimates.